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February 14, 2007

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ronald E. Alper

         RE:      UWINK, INC.
                  FORM SB-2 REGISTRATION STATEMENT
                  FILE NO. 333-137661

Dear Mr. Alper:

         uWink, Inc. (the "Company"), hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 4:30 p.m. (E.S.T.) on February 14, 2007, or as soon as practicable thereafter.

         The Company acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

                                       Very truly yours,


                                       By: /s/ Peter Wilkniss
                                           -------------------------------------
                                           Peter Wilkniss,
                                           Chief Financial Officer